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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                  ------------
                                 (Rule 13d-101)

                         ------------------------------

     TELECORP PCS, INC. (Formerly known as Telecorp-Tritel Holding Company)
                                (Name of Issuer)

Class A Voting Common Stock, $0.01 par value per share        879300 10 1
         (Title of class of securities)                      (CUSIP number)

                               Kathy Kiefer, Esq.
                                  Conseco, Inc.
                          11825 N. Pennsylvania Street
                              Carmel, Indiana 46023
                                 (317) 817-6115

            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                November 14, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

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

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
CUSIP No.  879300 10 1                                            13D                                                  Page 2 of 22
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         Conseco, Inc.
                            I.R.S. IDENTIFICATION NO.
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [ ]
                                                                                                             (b) [X]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  OO
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                            Indiana
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                      12,601,772
       NUMBER OF
         SHARES
                           -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                 8               SHARED VOTING POWER:                                        0
        OWNED BY
                           -------------------     --------------------------------------------------------------------------------
          EACH                     9               SOLE DISPOSITIVE POWER:                                 12,601,772
       REPORTING
                           -------------------     --------------------------------------------------------------------------------
      PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   0

------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                        12,601,772
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [X]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        7.0%
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------


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CUSIP No.  879300 10 1                                            13D                                                  Page 3 of 22
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         CIHC, Incorporated
                            I.R.S. IDENTIFICATION NO.
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [ ]
                                                                                                             (b) [X]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  OO
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                            Delaware
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                      12,601,772
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                        0
        OWNED BY

          EACH              -------------------     --------------------------------------------------------------------------------
       REPORTING                    9               SOLE DISPOSITIVE POWER:                                 12,601,772

      PERSON WITH
                            -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                                   0

------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                        12,601,772
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [X]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        7.0%
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------


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CUSIP No.  879300 10 1                                            13D                                                  Page 4 of 22
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         CTIHC, Inc.
                            I.R.S. IDENTIFICATION NO.
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [ ]
                                                                                                             (b) [X]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  OO
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                            Delaware
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                      12,601,772
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                        0
        OWNED BY
                            -------------------     --------------------------------------------------------------------------------
          EACH                      9               SOLE DISPOSITIVE POWER:                                 12,601,772
       REPORTING
                            -------------------     --------------------------------------------------------------------------------
      PERSON WITH                   10              SHARED DISPOSITIVE POWER:                                   0

------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                        12,601,772
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [X]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        7.0%
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------

Item 1. Security and Issuer

                  This statement on Schedule 13D relates to the class A voting common stock, par value $0.01 per share ("Class A Common Stock"), of TeleCorp PCS, Inc. (f/k/a TeleCorp-Tritel Holding Company), a Delaware corporation ("TeleCorp"). The address of the principal executive office of TeleCorp is 1010
N. Glebe Road, Suite 800, Arlington, VA 22201.

Item 2. Identity and Background

                  This statement is filed by each of the following persons (each a "Reporting Person"): Conseco, Inc., an Indiana corporation ("Conseco"), CIHC, Incorporated, a Delaware corporation ("CIHC") and CTIHC, Inc., a Delaware corporation ("CTIHC"). CIHC is a wholly-owned subsidiary of Conseco and CTIHC is a wholly-owned subsidiary of CIHC. The Reporting Persons have entered into a joint filing agreement with respect to this Schedule 13D, which is attached hereto as Exhibit 17.

                  Conseco and CIHC originally filed a Schedule 13D (File No. 005-58279) relating to the Class A Common Stock on November 29, 2000, jointly with a group in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934 (the "Original Schedule 13D"). On December 29, 2000, CIHC transferred its interest in 17,182,073 shares of Class A Common Stock to CTIHC. Conseco, CIHC and CTIHC have determined to file this statement on Schedule 13D (which amends certain information relating to CIHC and Conseco contained in the Original Schedule 13D) and any future amendments hereto separately from the original filing group.

                  Each of Conseco and CIHC is a holding company, some of the subsidiaries of which provide insurance and finance services. The only assets of CTIHC are shares of Class A Common Stock and other capital stock of TeleCorp. The address of the principal business and the principal executive office of each of Conseco and CTIHC is 11825 N. Pennsylvania Street, Carmel, Indiana 46032. The address of the principal business and the principal executive office of CIHC is 1201 Orange Street, Suite 789, Wilmington, DE 19801.

                  The name, business address, citizenship, present principal occupation or employment (and name, principal business and address of any corporation or organization at which such employment is conducted) of each director and executive officer of each of the Reporting Persons are set forth on Schedule B.

                  During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of their respective directors and executive officers, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

                  The information set forth in Item 4 of this Schedule 13D is incorporated by reference herein.

Item 4. Purpose of Transaction

                  As reported in Item 4 of the Original Schedule 13D, TeleCorp Wireless, Inc. (f/k/a TeleCorp PCS, Inc.) ("TeleCorp Wireless"), Tritel, Inc. ("Tritel") and AT&T Wireless Services, Inc. ("AT&T Wireless") entered into an Agreement and Plan of Reorganization and Contribution (the "Reorganization Agreement"), dated as of February 28, 2000. On November 13, 2000, the parties to the Reorganization Agreement consummated the transactions contemplated thereby and TeleCorp Wireless and Tritel combined through a merger of each of TeleCorp Wireless and Tritel into a separate, wholly-owned subsidiary of TeleCorp and the simultaneous exchange of capital stock by stockholders of each of TeleCorp Wireless and Tritel for capital stock of TeleCorp (the "Original Merger"). The acquisition by each of the persons who filed the Original Schedule 13D of Class A Common Stock through the exchange was necessary to facilitate the merger of TeleCorp Wireless and Tritel. In addition, AT&T Wireless PCS, LLC ("AT&T Wireless PSC"), who may be deemed a member of the Group (as defined in Item 5), in respect of the Reorganization Agreement, acquired 9,272,740 shares of Class A Common Stock of TeleCorp in exchange for its contribution to TeleCorp of (i) the right to purchase certain wireless rights and commitments in the Midwestern United States, (ii) cash of approximately $20 million and (iii) a two-year extension of the AT&T network membership license agreement, through July 2005, which will include all of the people covered by the licenses owned by TeleCorp.

                  Amendment No. 1 to the Original Schedule 13D was filed on November 14, 2001 to reflect the Agreement and Plan of Merger, dated as of October 7, 2001 (the "Merger Agreement"), among AT&T Wireless, TL Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of AT&T Wireless, and TeleCorp and the Voting Agreements (as defined below). As reported in Item 4 of such amendment, on October 7, 2001, AT&T Wireless, Merger Sub and TeleCorp entered into the Merger Agreement pursuant to which Merger Sub would be merged into TeleCorp (the "Merger"), with TeleCorp surviving and becoming a wholly owned subsidiary of AT&T Wireless. If completed, all of the outstanding shares of common stock of TeleCorp ("TeleCorp Common Stock") and preferred stock of TeleCorp ("TeleCorp Preferred Stock" and, together with the TeleCorp Common Stock, the "TeleCorp Capital Stock"), other than shares held by AT&T Wireless, which will be cancelled, will be converted into the right to receive shares of AT&T Wireless common stock or AT&T Wireless preferred stock, respectively, pursuant to the Merger Agreement. The completion of the Merger is subject to regulatory approvals and other customary conditions, including the approval of the holders of 50% or more of the outstanding voting power of the TeleCorp Capital Stock.

                  In addition, on October 7, 2001, in connection with the Merger Agreement, TeleCorp and AT&T Wireless PCS entered into separate voting agreements (the "Voting Agreements") with Thomas H. Sullivan, Gerald T. Vento, J.P. Morgan Partners (23A SBIC), LLC (f/k/a CB Capital Investors, L.P.), HCP Capital Fund, L.P. and Hoak Communications Partners, L.P. and CTIHC, Inc., each a TeleCorp stockholder. Together, the foregoing stockholders own in the aggregate more than 50% of the outstanding voting power of the TeleCorp Capital Stock. Pursuant to the Voting Agreements such stockholders have agreed (1) to vote their shares of TeleCorp Capital Stock in favor of the Merger, the Merger Agreement and related agreements (to the extent TeleCorp is a party thereto) and against: (i) approval of any proposal made in opposition to or in competition with the transactions contemplated by the Merger Agreement, (ii) any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of TeleCorp or any of its subsidiaries, with or involving any party other than as contemplated by the Merger Agreement, (iii) any liquidation or winding up of TeleCorp, (iv) any extraordinary dividend by TeleCorp, (v) any change in the capital structure of TeleCorp (other than pursuant to the Merger Agreement) and (vi) any other action that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the consummation of the transactions contemplated by the Merger Agreement or result in a breach of any of the covenants, representations, warranties or other obligations or agreements of TeleCorp under the Merger Agreement which would materially and adversely affect TeleCorp or AT&T Wireless or the respective stockholders' ability to consummate the Merger and (2) except for permitted transfers applicable to certain of the stockholders, not to transfer their shares of TeleCorp Capital Stock prior to the consummation of the Merger.

                  Also on October 7, 2001, TeleCorp, AT&T Wireless PCS and certain other stockholders of TeleCorp entered into Amendment No. 1 to the Stockholders Agreement (the "Stockholders Agreement Amendment") pursuant to which the Stockholders Agreement (as defined in Item 5) was amended to permit the parties to the Voting Agreements to enter into the Voting Agreements.

                  The foregoing descriptions of the Merger, the Merger Agreement, the Voting Agreements and the Stockholders Agreement Amendment are qualified in their entirety by reference to the text of the Merger Agreement, the Voting Agreements and the Stockholders Agreement Amendment, which are attached as Exhibits 2 through 8 hereto.

                  The Merger Agreement and the transactions contemplated thereby, including consummation of the Merger, could result in some or all of the events referred to in items (a) through (j) of Item 4 of Schedule 13D.

                  On November 14, 2001, CTIHC entered into a variable prepaid forward purchase transaction with First Union National Bank relating to the disposition by CTIHC of shares of Class A Common Stock (the "Forward Purchase Transaction"). Item 6 of this Schedule 13D contains a more detailed description of the Forward Purchase Transaction, which is hereby incorporated by reference herein.

                  Except as set forth above, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons specifically reserves the right to adopt and pursue one or more such plans, and to make such proposals, at any time and from time to time in the future.

Item 5. Interest in Securities of the Issuer

(a) - (b) The responses of each of the Reporting Persons to Rows (7) through
(13) of their respective cover pages to this Schedule 13D are incorporated by reference herein.

                  CTIHC is the record and beneficial owner of 12,601,772 shares of Class A Common Stock of TeleCorp. Each of CIHC and Conseco, by virtue of their ownership and control of CTIHC (as described in Item 2 above), may be deemed to beneficially own all shares of Class A Common Stock of TeleCorp beneficially owned by CTIHC. The number of shares of Class A Common Stock of TeleCorp beneficially owned by each of the Reporting Persons represents 7.0% of the 179,842,907 shares of Class A Common Stock of TeleCorp reported by TeleCorp to be outstanding as of November 5, 2001 in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 filed with the Securities and Exchange Commission on November 14, 2001.

                  To the knowledge of the Reporting Persons, none of their respective executive officers or directors beneficially owns any securities of TeleCorp or presently has a right to acquire any securities of TeleCorp.

                  CTIHC is a party to a Stockholders' Agreement dated as of November 13, 2000, as amended (the "Stockholders' Agreement"), pursuant to which the parties thereto have agreed, among other things, to vote for certain nominees to TeleCorp's Board of Directors, and as such they along with the persons identified on Schedule A hereto may be deemed to be part of a "group" for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, whose members collectively hold more than 5% of the Class A Common Stock of TeleCorp. (a "Group"). To the knowledge of the Reporting Persons, information with respect to the number of shares of Class A Common Stock beneficially owned by each of the persons identified on Schedule A is as follows:

                  (i) With respect to each of the persons identified on Schedule A, except Mr. Gerald T. Vento, Mr. Thomas H. Sullivan, AT&T Wireless PSC and J.P. Morgan Partners (23A SBIC), LLC (formerly known as C.B. Capital Investors,
LLC), the information contained in the Original Schedule 13D with respect thereto is incorporated by reference herein.

                  (ii) With respect to each of Messrs. Gerald T. Vento and Thomas H. Sullivan, the information contained in the Amendment No. 2 to Schedule 13D filed by Messrs. Gerald T. Vento and Thomas H. Sullivan (File No. 005-60045), filed with the SEC on October 12, 2001, with respect thereto is incorporated by reference herein.

                  (iii) With respect to AT&T Wireless PSC, the information contained in the Amendment No. 5 to Schedule 13D filed by AT&T Wireless PSC (File No. 005-560045), filed with the SEC on October 9, 2001, with respect thereto is hereby incorporated by reference herein.

                  (iv) With respect to J.P. Morgan Partners (23A SBIC), LLC (formerly known as C.B. Capital Investors, LLC), the information contained in the Amendment No. 1 to Schedule 13G filed by J.P. Morgan Partners (23A SBIC), LLC (formerly known as C.B. Capital Investors, LLC) (File No. 005-58579), filed with the SEC on February 14, 2001, with respect thereto is incorporated by reference herein.

                  Each Reporting Person disclaims membership in any Group and disclaims beneficial ownership of any shares of stock held by any of the other parties to the Stockholders' Agreement or any member of a Group that might be attributed to them by reason of the Stockholders' Agreement. The filing of this
Schedule 13D shall not be construed as an admission that the Reporting Person is the beneficial owner of such shares or that the Reporting Person and any of such other stockholders' constitute such a person or group.

(c) On November 14, 2001, CTIHC sold in private transactions (i) 1,056,800 shares of Class A Common Stock to Allison Collateral Trust for a purchase price of $13.1629 per share pursuant to a Purchase Agreement dated as of November 8, 2001, (ii) 2,491,700 shares of Class A Common Stock to Zenith Strategic Income Trust for a purchase price of $13.1629 per share pursuant to a Purchase Agreement dated as of November 8, 2001, and (iii) 1,031,800 shares of Class A Common Stock to Loan Finance Investment Trust 98-1 for a purchase price of $13.1629 per share pursuant to a Purchase Agreement dated as of November 8, 2001 and an amendment thereto dated as of November 14, 2001. The foregoing agreements and the foregoing amendment are attached hereto as Exhibits 9 through 12. Except for the foregoing or as disclosed in Item 4 or Item 5 of this Schedule 13D, during the past 60 days there have not been any transactions in the Class A Common Stock of TeleCorp effected by or for the account of any of the Reporting Persons, or to the knowledge of the Reporting Persons (i) any of their respective directors or executive officers, or (ii) any of the persons identified on Schedule A.

(d) Pursuant to the Pledge Agreement (as that term is defined in Item 6 of this Schedule 13D), First Union National Bank has (under certain specified circumstances, including the default by CTIHC of its obligations thereunder) the right to receive dividends from, and the proceeds from the sale of, certain shares of TeleCorp Class A Common Stock pledged by CTIHC with First Union National Bank.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholders' Agreement

                  CTIHC is a party to the Stockholders' Agreement. The following description of the Stockholders' Agreement is qualified in its entirety by reference to the Stockholders' Agreement (which is attached hereto as Exhibit 1, and an amendment to which is attached hereto as Exhibit 8) and the detailed description of the Stockholders' Agreement contained in TeleCorp's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on June 20, 2000. Capitalized terms used in the following description of the Stockholder's Agreement that are not otherwise defined in this Schedule 13D shall have the meanings ascribed thereto in the Stockholders' Agreement.

                  Pursuant to the terms of the Stockholders' Agreement, each of the parties thereto has agreed to vote all of the shares of Class A Common Stock and Voting Preference Stock to cause the election of fourteen individuals (two of whom have only one-half vote) to the TeleCorp's board, including:

         (i) Mr. Gerald T. Vento and Mr. Thomas H. Sullivan, so long as each remains an officer of TeleCorp and the Management Agreement between the TeleCorp and TeleCorp Management Corp. remains in effect;

         (ii) two individuals selected by holders of a majority in interest of the Class A Common Stock beneficially owned by certain of TeleCorp Wireless' initial investors other than AT&T Wireless PSC;

         (iii) two individuals selected by holders of a majority in interest of the Class A Common Stock beneficially owned by certain of Tritel's initial investors other than AT&T Wireless PSC;

         (iv) two individuals selected by AT&T Wireless PSC in its capacity as the holder of TeleCorp's Series A Convertible Preferred Stock and Series B Convertible Preferred Stock so long as AT&T Wireless PSC has the right to designate each such director in accordance with TeleCorp's amended and restated certificate of incorporation, as amended; and

         (v) six individuals designated by the holders of Voting Preference Common Stock, which include (1) one individual who must be reasonably acceptable to AT&T Wireless PSC; (2) two individuals who will be Mr. E.B. Martin, Jr. and Mr. William Mounger, II, so long as each remains an officer and employee of the TeleCorp, or two individuals who must be reasonably acceptable to Mr. Martin and Mr. Mounger, each individual in each case having one-half vote on all matters requiring a vote of the board of directors; and (3) three individuals who must be reasonably acceptable to holders of a majority in interest of Class A Common Stock beneficially owned by AT&T Wireless PSC, on the one hand, and the initial investors of TeleCorp Wireless and Tritel, on the other hand, so long as such initial investors remain entitled to designate at least two directors, or, if they are not so entitled, by the remaining board of directors.

                  In addition to providing for the designation of the initial fourteen members of the board of directors, the Stockholders' Agreement provides for certain limitations on the designation of members of the board of directors as follows:

                  In the event that Mr. Martin ceases to be an officer or employee of TeleCorp, Mr. Martin will resign or be removed from the board of directors, and in the event that Mr. Mounger ceases to be an officer or employee of TeleCorp and either the number of shares of common stock beneficially owned by Mr. Mounger and Mr. Martin falls below seventy percent of the number of shares of TeleCorp common stock beneficially owned by them on the date of closing of the consummation of the Reorganization Agreement, or two years elapse from the date of the closing of the consummation of the Reorganization Agreement, Mr. Mounger will resign or be removed from the board of directors. Following the first resignation or removal of either Mr. Martin or Mr. Mounger, the board of directors will be reduced by one, the remaining individual board of director's seat will have one vote on all matters requiring vote of the board of directors, and any nominated director requiring the approval of Mr. Martin and Mr. Mounger will only require the approval of whoever remains as director. In the event that neither Mr. Martin nor Mr. Mounger remains on the board of directors, the number of directors designated by the holders of the voting preference common stock who require approval by Mr. Martin and Mr. Mounger will be reduced to zero, and the number of directors designated by the holders of the Voting Preference Stock and acceptable to holders of a majority in interest of Class A Common Stock beneficially owned by AT&T Wireless PSC, on the one hand, and initial TeleCorp Wireless and Tritel investors other than AT&T Wireless PSC, on the other hand, will be increased to four.

                  In the event that Mr. Vento or Mr. Sullivan shall cease to be an officer of the TeleCorp, or the management agreement between TeleCorp and TeleCorp Management Corp. ceases to be in full force and effect, Mr. Vento or Mr. Sullivan, as applicable, will resign or be removed from the board of directors and the holders of the Voting Preference Stock will select a replacement or replacements who must be acceptable to a majority in interest of the initial TeleCorp Wireless and Tritel investors other than AT&T Wireless PSC, in its sole discretion. In the event that AT&T Wireless PSC ceases to be entitled to designate directors, the director or directors elected by AT&T Wireless PSC will resign or be removed from the board of directors and the remaining directors will take action so that the number of directors constituting the entire board of directors will be reduced accordingly.

                  The number of directors the initial TeleCorp Wireless and Tritel investors other than AT&T Wireless PSC will be permitted to designate will be reduced when the number of shares of common stock beneficially owned by the initial TeleCorp Wireless and Tritel investors other than AT&T Wireless PSC on a fully diluted basis falls below:

         (i) 85% of the number of shares of common stock beneficially owned by such investors as of the consummation of the Reorganization Agreement;

         (ii) 70% of the number of shares of common stock beneficially owned by such investors as of the consummation of the Reorganization Agreement;

         (iii) 60% of the number of shares of common stock beneficially owned by such investors as of the consummation of the Reorganization ;

         (iv) 50% of the number of shares of common stock beneficially owned by such investors as of the consummation of the Reorganization ;

such that the initial TeleCorp Wireless and Tritel investors other than AT&T Wireless PSC in both TeleCorp Wireless and Tritel will be permitted to designate three, two, one and zero directors, respectively; provided, however, that the reductions in the board of directors may not take place or may be delayed if certain initial TeleCorp Wireless and Tritel investors other than AT&T Wireless PSC hold or maintain a specified percentage of common stock as set forth in the Stockholders' Agreement.

                  In each instance in which the number of directors the initial TeleCorp Wireless and Tritel investors other than AT&T Wireless PSC are entitled to designate is reduced, the director designated by the initial TeleCorp Wireless and Tritel investors other than AT&T Wireless PSC beneficially owning the smallest percentage of shares of common stock then owned by any of the initial TeleCorp Wireless and Tritel investors other than AT&T Wireless PSC whose designees then remain as directors designated will resign or be removed from the board of directors and the size of the board of directors will be reduced accordingly. In the event that either: (i) the number of directors the initial TeleCorp Wireless and Tritel investors other than AT&T Wireless PSC are entitled to designate falls below two or (ii) both of the initial TeleCorp Wireless and Tritel investors other than AT&T Wireless PSC entitled to designate the last two directors that initial TeleCorp Wireless and Tritel investors other than AT&T Wireless PSC may designate cease to beneficially own at least 75% of the number of shares of common stock beneficially owned by them as of the consummation of the Reorganization Agreement, the initial TeleCorp Wireless and Tritel investors other than AT&T Wireless PSC will no longer be entitled to approve any designation of directors nor approve any director that replaces Mr. Vento or Mr. Sullivan on the board of directors.

                  The Stockholders' Agreement restricts the sale, transfer or other disposition of capital stock, such as by giving rights of first offer and tag along rights and also provides for demand and "piggyback" registration rights.

                  If one of the stockholders who is a party to the Stockholders' Agreement desires to transfer any or all of its shares of common stock, other than Voting Preference Stock and Class C Common Stock, the selling stockholder must first give written notice to the TeleCorp and: (i) if the selling stockholder is one of the initial TeleCorp Wireless and Tritel investors other than AT&T Wireless PSC or any other stockholder who is a party to the Stockholders' Agreement, to AT&T Wireless PSC and (ii) if the selling stockholder is AT&T Wireless PSC, to every other initial TeleCorp Wireless and Tritel investor that is a party to the Stockholders' Agreement.

                  The stockholders who receive notice from the selling stockholders may acquire all, but not less than all, of the shares offered to be sold at the price offered by the selling stockholder. If none of the stockholders opts to purchase the shares of the selling stockholder, the selling stockholder can sell its shares to any other person on the same terms and conditions as originally offered to the stockholders. The right of first offer does not apply to the TeleCorp's repurchase of any shares of its Class A Voting Common Stock or Class E Preferred Stock from one of its employees in connection with the termination of the employee's employment with TeleCorp.

                  A stockholder subject to the Stockholders' Agreement may not transfer 25% (on a fully diluted basis as calculated under the Stockholders' Agreement) or more of any of the shares of stock, whether alone or with other stockholders or whether in one transaction or a series of transactions, unless the proposed transfer includes an offer to AT&T Wireless PSC, the initial TeleCorp Wireless and Tritel investors other than AT&T Wireless PSC and Mr. Vento and Mr. Sullivan to join in the transfer in accordance with the procedures included in the Stockholders' Agreement regarding the inclusion of other stockholders in the proposed transfer.

                  Stockholders who are parties to the Stockholders' Agreement also have certain demand and piggyback registration rights. In some circumstances, such stockholders may demand that the TeleCorp register some or all of their securities with the Securities and Exchange Commission under the

Securities Act of 1933. Also, if TeleCorp proposes to register any shares of its Class A Common Stock or securities convertible into or exchangeable for Class A Common Stock with the SEC under the Securities Act of 1933, the TeleCorp must notify stockholders party to the Stockholders' Agreement of the TeleCorp's intention to do so, and such stockholders may include in the registration their shares of Class A Common Stock or securities convertible into or exchangeable for Class A Common Stock, subject to certain cutback provisions based on limitations on the number of shares that may be offered as determined by the underwriters in the offering.

                  Furthermore, in the Stockholders' Agreement, each party agrees not to effect any public sale or distribution of Class A Common Stock or a similar security, or any securities convertible into or exchangeable or exercisable for such securities, including a sale pursuant to Rule 144, Rule 145 or Rule 144A under the Securities Act of 1933 during the 90 day period beginning on the effective date of the Merger, and additionally during such period commencing upon the filing of the registration statement for the offering described in the next paragraph (provided that the registration statement for such offering is filed within 60 days of the effective date of the Merger) and continuing so long as TeleCorp is using commercially reasonable efforts to pursue such registration until such registration becomes effective, and for such additional period of time as is reasonably requested by the managing underwriter(s) of the offering described in the next paragraph, unless such sale or distribution is effected through the offering described in the next paragraph. In the Stockholders' Agreement, TeleCorp agrees to use commercially reasonable efforts to file a registration statement giving rise to a piggyback registration relating to the Class A Common Stock within 60 days of the effective date of the Merger and have such registration statement declared effective within 150 days of the effective date of the Merger; provided, however, that the TeleCorp has agreed to include no more than 50% of newly issued shares in such offering, or $150 million, up to the first $300 million registered in such offering and thereafter no more than the 30% of the incremental shares registered by the TeleCorp as primary for offerings over and above $300 million.

                  In addition to the approval of TeleCorp's senior lenders, the terms of the Stockholders' Agreement may be amended only if agreed to in writing by TeleCorp and the beneficial holders of a majority of the Class A Common Stock party to the Stockholders' Agreement, including AT&T Wireless PSC, 66 2/3% of the Class A Common Stock beneficially owned by the initial TeleCorp Wireless and Tritel investors other than AT&T Wireless PSC, and 66 2/3% of the Class A Common Stock beneficially owned by Mr. Vento and Mr. Sullivan.

                  The Stockholders' Agreement will terminate upon the earliest to occur of: (i) the receipt of the written consent of each party, (ii) July 17, 2009 and (iii) the date on which a single stockholder beneficially owns all of the outstanding shares of Class A Common Stock.

                  Additional information about the Stockholders' Agreement contained in Item 5 above is incorporated herein by reference.

                  The Stockholders' Agreement was amended on October 7, 2001 as described in Item 4 above (which is hereby incorporated by reference).

Voting Agreements

                  See Item 4 above with respect to the Voting Agreements, the description of which is herein incorporated by reference.

Forward Purchase Transaction

                  On November 14, 2001, the Reporting Person entered into a forward purchase agreement (the "Forward Purchase Agreement"), attached hereto collectively as Exhibits 13 through 15, with an unaffiliated third party, First Union National Bank (the "Purchaser"), relating to the disposition by the Reporting Person of not more than 1,147,057 shares of Common Stock held by the Reporting Person (the "Forward Purchase Shares"). Specifically, the Forward Purchase Agreement obligates the Reporting Person to deliver to the Purchaser on the third trading day (each such day a "Settlement Date") following each of the ten trading days during the ten trading day period ending on and including November 15, 2006 (subject to acceleration) (each such day a "Valuation Date"), a number of shares of Common Stock equal to the "Number of Shares to be Delivered", or at the Reporting Person's option in lieu of shares, to deliver, on the third trading day after each Valuation Date, an amount of cash equal to the product of the Final Price with respect to such Valuation Date and the Number of Shares to be Delivered. The Number of Shares to be Delivered is equal to: (i) if the then Relevant Price is less than $21.9174 per share (the "Cap Price") but greater than $13.4876 per share (the "Floor Price"), the Applicable Number of Shares multiplied by the Floor Price divided by the then Relevant Price; (ii) if the then Relevant Price is equal to or greater than the Cap Price, the Applicable Number of Shares multiplied by (x) the sum of (a) the Floor Price and (b) the amount by which the Final Price exceeds the Cap Price, divided by (y) the Relevant Price; and (iii) if the then Relevant Price is equal to or less than the Floor Price, the Applicable Number of Shares, subject in each case to certain antidilutive, distribution and extraordinary transaction adjustments. The "Applicable Number of Shares" for any Valuation Date means 110,000 shares, except on the final Valuation Date, "Applicable Number of Shares" means 157,057 shares. The Relevant Price is equal to the last traded price per share on the relevant stock exchange determined by the Purchaser, as calculation agent, on the applicable Valuation Date. The "Final Price" means, with respect to each Valuation Date, the average execution price at which the Purchaser executes the unwind of its hedge relating to the Applicable Number of Shares. On November 29, 2001, pursuant to the Forward Purchase Agreement, the Reporting Person received from the Purchaser $12,067,415.87, representing the purchase price of the Forward Purchase Shares before expenses and fees.

                  On November 14, 2001, Reporting Person entered into a Pledge Agreement relating to the Forward Purchase Agreement (the "Pledge Agreement") with the Purchaser pursuant to which Reporting Person pledged 1,147,057 shares of Common Stock ("Pledge Shares") to the Purchaser to secure the obligations of Reporting Person under the Forward Purchase Agreement. A copy of the Pledge Agreement is filed as Exhibit 16 hereto. Under the Pledge Agreement, the Purchaser has the right to receive and retain as collateral for Reporting Person's obligations thereunder (i) all proceeds (other than certain cash dividends) of the Pledged Shares, and (ii) whilst the Reporting Person is in default of its obligations under the Pledge Agreement, all proceeds of the Pledge Shares, including all proceeds consisting of certain cash dividends or interest, subject to the Purchaser's obligation to pay over to the Reporting Person (once the Reporting Person's default has been cured) any such dividends or interest retained as collateral. Unless the Reporting Person is in default of its obligations under the Pledge Agreement, the Reporting Person has the right, from time to time, to vote the Pledge Shares. If the Reporting Person is in default of its obligations under the Pledge Agreement, the Purchaser has the right, to the extent permitted by law, to vote the Pledge Shares.

Item 7. Material to be Filed as Exhibits

1. Stockholders' Agreement, dated as of November 13, 2000, by and among AT&T Wireless PCS, LLC, Cash Equity Investors, Management Stockholders and other Stockholders identified therein, and TeleCorp PCS, Inc. (incorporated by reference to TeleCorp's Form 8-K (File No. 333-36954), filed with the SEC on November 13, 2000).

2. Agreement and Plan of Merger, dated as of October 7, 2001, among TeleCorp PCS Inc., AT&T Wireless Services, Inc. and TL Acquisition Corp (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

3. TeleCorp PCS, Inc. Voting Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC and Thomas H. Sullivan (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

4. TeleCorp PCS, Inc. Voting Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC and Gerald T. Vento (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

5. TeleCorp PCS, Inc. Voting Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC and CTIHC, Inc. (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

6. TeleCorp PCS, Inc. Voting Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC and J.P. Morgan Partners (23A SBIC), LLC (f/k/a CB Capital Investors, L.P.) (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

7. TeleCorp PCS, Inc. Voting Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC, HCB Capital Fund, L.P. and Hoak Communications Partners, L.P. (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

8. Amendment No. 1 to the Stockholders' Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC, Thomas H. Sullivan, Gerald T. Vento and each of the other stockholders party thereto (incorporated by reference to TeleCorp PCS, Inc. Amendment No. 2 to Schedule 13D filed by Gerald T. Vento and Thomas H. Sullivan (File No. 005-60045), filed with the SEC on October 12, 2001).

9. Purchase Agreement, dated as of November 8, 2001, between CTIHC, Inc. and Allison Collateral Trust.

10. Purchase Agreement, dated as of November 8, 2001, between CTIHC, Inc. and Zenith Strategic Income Trust.

11. Purchase Agreement, dated as of November 8, 2001, between CTIHC, Inc. and Loan Finance Investment Trust 98-1.

12. Amendment to Purchase Agreement, dated as of November 14, 2001, between CTIHC, Inc. and Loan Finance Investment Trust 98-1.

13. ISDA Master Agreement, dated as of November 14, 2001, between CTIHC, Inc. and First Union National Bank.

14. Schedule to the ISDA Master Agreement, dated as of November 14, 2001, between CTIHC, Inc. and First Union National Bank.

15. Variable Prepaid Forward Transaction Confirmation, dated as of November 16, 2001, between CTIHC, Inc. and First Union National Bank.

16. Pledge Agreement, dated as of November 14, 2001, between CTIHC, Inc. and First Union National Bank

17. Joint Filing Agreement, dated as of November 29, 2001, among CTIHC, Inc., CIHC, Incorporated and Conseco, Inc.

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 29, 2001

                               CTIHC, INC.

                               By: /s/ William T. Devanney, Jr.
                                   ------------------------------------
                                    Name: William T. Devanney, Jr.
                                    Title: Senior Vice President,
                                           Corporate Taxes


                               CIHC, INCORPORATED

                               By: /s/ William T. Devanney, Jr.
                                   ------------------------------------
                                    Name: William T. Devanney, Jr.
                                    Title: Senior Vice President,
                                           Corporate Taxes


                               CONSECO, INC.

                               By: /s/ James S. Adams
                                   ------------------------------------
                                    Name: James S. Adams
                                    Title: Senior Vice President,
                                           Chief Accounting Officer and
                                           Treasurer

                                   SCHEDULE A


                     Parties to the Stockholders' Agreement
                     --------------------------------------


1. J.P. Morgan Partners (23A SBIC), LLC (formerly known as CB Capital Investors, LLC)
2.       Private Equity Investors III, L.P.
3.       Equity-Linked Investors-II
4.       Hoak Communications Partners, L.P.
5.       HCP Capital Fund, L.P.
6.       J. H. Whitney III, L.P.
7.       Whitney Strategic Partners III, L.P.
8.       Whitney Equity Partners, L.P.
9.       Media/Communications Partners III Limited Partnership
10.      Media/Communications Investors Limited Partnership
11.      Northwood Capital Partners, LLC
12.      Northwood Ventures, LLC
13.      One Liberty Fund III, L.P.
14.      One Liberty Fund IV, L.P.
15.      One Liberty Advisors Fund IV, L.P.
16.      Gilde Investment Fund, B.V.
17.      TeleCorp Investment Corp., L.L.C.
18.      TeleCorp Investment Corp. II, L.L.C.
19.      Toronto Dominion Investments, Inc.
20.      Wireless 2000 LLC
21.      Gerald T. Vento
22.      Thomas H. Sullivan
23.      Trillium PCS, LLC
24.      Dresdner, Kleinwort Benson Private Equity Partners, LP
25.      Triune PCS, LLC
26.      J.G. Funding, LLC
27.      Saunders Capital Group, LLC
28.      Mon-Cre Wireless, Inc.
29.      Ragland Wireless, Inc.
30.      Cablevision Services, Inc.
31.      Hayneville Wireless, Inc.
32.      Moundville Communications, Inc.
33.      James E. Campbell
34.      William Mounger, II
35.      E.B. Martin, Jr.
36.      AT&T Wireless PCS, LLC
37.      TeleCorp PCS, Inc.

                                   SCHEDULE B

                        Directors And Executive Officers
                        --------------------------------

A.       Conseco, Inc.

------------------------ ----------------- --------------------- ----------------------------- -------------------
                                             RELATIONSHIP TO                                   PRESENT PRINCIPAL
         NAME              CITIZENSHIP       REPORTING PERSON              ADDRESS                 OCCUPATION
------------------------ ----------------- --------------------- ----------------------------- -------------------
Gary C. Wendt            United States     Chairman and Chief    c/o Conseco, Inc.             Chairman and
                                           Executive Officer     11825 N. Pennsylvania St.     Chief Executive
                                                                 Carmel, Indiana 46032         Officer
------------------------ ----------------- --------------------- ----------------------------- -------------------
Lawrence M. Coss         United States     Director              c/o Conseco, Inc.             Private Investor
                                                                 11825 N. Pennsylvania St.
                                                                 Carmel, Indiana 46032
------------------------ ----------------- --------------------- ----------------------------- -------------------
Charles B. Chokel        United States     Director, Chief       c/o Conseco, Inc.             Director, Chief
                                           Financial Office      11825 N. Pennsylvania St.     Financial Office
                                           and Executive Vice    Carmel, Indiana 46032         and Executive
                                           President                                           Vice President
------------------------ ----------------- --------------------- ----------------------------- -------------------
David V. Harkins         United States     Director              c/o Conseco, Inc.             President of
                                                                 11825 N. Pennsylvania St.     Thomas H. Lee
                                                                 Carmel, Indiana 46032         Partners &
                                                                                               Managing Director
                                                                                               of Thomas H. Lee
                                                                                               Co.
------------------------ ----------------- --------------------- ----------------------------- -------------------
M. Phil Hathaway         United States     Director              c/o Conseco, Inc.             Retired
                                                                 11825 N. Pennsylvania St.
                                                                 Carmel, Indiana 46032
------------------------ ----------------- --------------------- ----------------------------- -------------------
John M. Mutz             United States     Director              c/o Conseco, Inc.             Investor &
                                                                 11825 N. Pennsylvania St.     Consultant
                                                                 Carmel, Indiana 46032
------------------------ ----------------- --------------------- ----------------------------- -------------------
Robert S. Nickoloff      United States     Director              c/o Conseco, Inc.             Chairman of KMN,
                                                                 11825 N. Pennsylvania St.     Inc. and General
                                                                 Carmel, Indiana 46032         Counsel of
                                                                                               Venturi Group, LLC
------------------------ ----------------- --------------------- ----------------------------- -------------------
William J. Shea          United States     President & Chief     c/o Conseco, Inc.             President & Chief
                                           Operating Officer     11825 N. Pennsylvania St.     Operating Officer
                                                                 Carmel, Indiana 46032
------------------------ ----------------- --------------------- ----------------------------- -------------------
David K. Herzog          United States     Executive Vice        c/o Conseco, Inc.             Executive Vice
                                           President, General    11825 N. Pennsylvania St.     President,
                                           Counsel and           Carmel, Indiana 46032         General Counsel
                                           Secretary                                           and Secretary
------------------------ ----------------- --------------------- ----------------------------- -------------------


                                 Page 19 of 22

------------------------ ----------------- --------------------- ----------------------------- -------------------
                                             RELATIONSHIP TO                                   PRESENT PRINCIPAL
         NAME              CITIZENSHIP       REPORTING PERSON              ADDRESS                 OCCUPATION
------------------------ ----------------- --------------------- ----------------------------- -------------------
Ruth A. Fattori          United States     Executive Vice        c/o Conseco, Inc.             Executive Vice
                                           President,            11825 N. Pennsylvania St.     President,
                                           Productivity and      Carmel, Indiana 46032         Productivity and
                                           Process                                             Process
------------------------ ----------------- --------------------- ----------------------------- -------------------
David Gubbay             United States     Executive Vice        c/o Conseco, Inc.             Executive Vice
                                           President,            11825 N. Pennsylvania St.     President,
                                           Strategic Business    Carmel, Indiana 46032         Strategic
                                           Development                                         Business
                                                                                               Development
------------------------ ----------------- --------------------- ----------------------------- -------------------
R. Mark Lubbers          United States     Executive Vice        c/o Conseco, Inc.             Executive Vice
                                           President, External   11825 N. Pennsylvania St.     President,
                                           Relations             Carmel, Indiana 46032         External
                                                                                               Relations
------------------------ ----------------- --------------------- ----------------------------- -------------------
James S. Adams           United States     Senior Vice           c/o Conseco, Inc.             Senior Vice
                                           President, Chief      11825 N. Pennsylvania St.     President, chief
                                           Accounting Officer    Carmel, Indiana 46032         Accounting
                                           & Treasurer                                         Officer &
                                                                                               Treasurer
------------------------ ----------------- --------------------- ----------------------------- -------------------
Edward M. Berube         United States     Senior Vice           c/o Conseco, Inc.             Senior Vice
                                           President             11825 N. Pennsylvania St.     President
                                                                 Carmel, Indiana 46032
------------------------ ----------------- --------------------- ----------------------------- -------------------
Maxwell E. Bublitz       United States     Senior Vice           c/o Conseco, Inc.             Senior Vice
                                           President,            11825 N. Pennsylvania St.     President,
                                           Investments           Carmel, Indiana 46032         Investments
------------------------ ----------------- --------------------- ----------------------------- -------------------
Bruce A. Crittenden      United States     Senior Vice           c/o Conseco, Inc.             Senior Vice
                                           President -           11825 N. Pennsylvania St.     President -
                                           President of          Carmel, Indiana 46032         President of
                                           Finance Group                                       Finance Group
------------------------ ----------------- --------------------- ----------------------------- -------------------
Thomas M. Hagerty        United States     Director              c/o Conseco, Inc.             Managing Director
                                                                 11825 N. Pennsylvania St.     of Thomas H. Lee
                                                                 Carmel, Indiana 46032         Partners & Thomas
                                                                                               H. Lee Co.
------------------------ ----------------- --------------------- ----------------------------- -------------------
Tammy M. Hill            United States     Senior Vice           c/o Conseco, Inc.             Senior Vice
                                           President, Investor   11825 N. Pennsylvania St.     President,
                                           Relations             Carmel, Indiana 46032         Investor
                                                                                               Relations
------------------------ ----------------- --------------------- ----------------------------- -------------------


                                 Page 20 of 22

------------------------ ----------------- --------------------- ----------------------------- -------------------
                                             RELATIONSHIP TO                                   PRESENT PRINCIPAL
         NAME              CITIZENSHIP       REPORTING PERSON              ADDRESS                 OCCUPATION
------------------------ ----------------- --------------------- ----------------------------- -------------------
Richard R. Dykhouse      United States     Assistant Secretary   c/o Conseco, Inc.             Assistant
                                                                 11825 N. Pennsylvania St.     Secretary
                                                                 Carmel, Indiana 46032
------------------------ ----------------- --------------------- ----------------------------- -------------------
Karl W. Kindig           United States     Assistant Secretary   c/o Conseco, Inc.             Assistant
                                                                 11825 N. Pennsylvania St.     Secretary
                                                                 Carmel, Indiana 46032
------------------------ ----------------- --------------------- ----------------------------- -------------------

B.       CIHC, Incorporated

------------------------ ----------------- --------------------- ----------------------------- -------------------
                                             Relationship to               Address             PRESENT PRINCIPAL
         NAME              CITIZENSHIP       Reporting Person                                      OCCUPATION
------------------------ ----------------- --------------------- ----------------------------- -------------------
Mark A. Ferrucci         United States     Director &            c/o CIHC, Incorporated        Works @ CT
                                           President             11825 N. Pennsylvania St.     Corporation
                                                                 Carmel, Indiana 46032
------------------------ ----------------- --------------------- ----------------------------- -------------------
Thomas J. Kilian         United States     Director              c/o CIHC, Incorporated        President of
                                                                 11825 N. Pennsylvania St.     Insurance Company
                                                                 Carmel, Indiana 46032         Subsidiaries of
                                                                                               Conseco, Inc.
------------------------ ----------------- --------------------- ----------------------------- -------------------
William T. Devanney,     United States     Senior Vice           c/o CIHC, Incorporated        Senior Vice
Jr.                                        President,            11825 N. Pennsylvania St.     President,
                                           Corporate Taxes       Carmel, Indiana 46032         Corporate Taxes
------------------------ ----------------- --------------------- ----------------------------- -------------------
David A. Hill            United States     Vice President and    c/o CIHC, Incorporated        Vice President
                                           Assistant Secretary   11825 N. Pennsylvania St.     and Assistant
                                                                 Carmel, Indiana 46032         Secretary
------------------------ ----------------- --------------------- ----------------------------- -------------------
A. M. Horne              United States     Secretary             c/o CIHC, Incorporated        Works @ CT
                                                                 11825 N. Pennsylvania St.     Corporation
                                                                 Carmel, Indiana 46032
------------------------ ----------------- --------------------- ----------------------------- -------------------
Kim E. Lutthans          United States     Treasurer             c/o CIHC, Incorporated        Works @ CT
                                                                 11825 N. Pennsylvania St.     Corporation
                                                                 Carmel, Indiana 46032
------------------------ ----------------- --------------------- ----------------------------- -------------------


                                 Page 21 of 22

C.       CTIHC, Inc.

------------------------ ----------------- --------------------- ----------------------------- -------------------
                                             Relationship to               Address             PRESENT PRINCIPAL
         NAME              CITIZENSHIP       Reporting Person                                      OCCUPATION
------------------------ ----------------- --------------------- ----------------------------- -------------------
David A. Hill            United States     Director, President   c/o CTIHC, Inc.               Director,
                                           and Assistant         11825 N. Pennsylvania St.     President and
                                           Secretary             Carmel, Indiana 46032         Assistant
                                                                                               Secretary
------------------------ ----------------- --------------------- ----------------------------- -------------------
Thomas J. Kilian         United States     Director              c/o CTIHC, Inc.               President of
                                                                 11825 N. Pennsylvania St.     Insurance Company
                                                                 Carmel, Indiana 46032         Subsidiaries of
                                                                                               Conseco, Inc
------------------------ ----------------- --------------------- ----------------------------- -------------------
William T. Devanney,     United States     Senior Vice           c/o CTIHC, Inc.               Senior Vice
Jr.                                        President,            11825 N. Pennsylvania St.     President,
                                           Corporate Taxes       Carmel, Indiana 46032         Corporate Taxes
------------------------ ----------------- --------------------- ----------------------------- -------------------
Brian J. Corey           United States     Secretary             c/o CTIHC, Inc.               Secretary
                                                                 11825 N. Pennsylvania St.
                                                                 Carmel, Indiana 46032
------------------------ ----------------- --------------------- ----------------------------- -------------------
John M. Squarok          United States     Treasurer             c/o CTIHC, Inc.               Treasurer
                                                                 11825 N. Pennsylvania St.
                                                                 Carmel, Indiana 46032
------------------------ ----------------- --------------------- ----------------------------- -------------------


                                  EXHIBIT INDEX


      Exhibit No.
      -----------

1. Stockholders' Agreement, dated as of November 13, 2000, by and among AT&T Wireless PCS, LLC, Cash Equity Investors, Management Stockholders and other Stockholders identified therein, and TeleCorp PCS, Inc. (incorporated by reference to TeleCorp's Form 8-K (File No. 333-36954), filed with the SEC on November 13, 2000).

2. Agreement and Plan of Merger, dated as of October 7, 2001, among TeleCorp PCS Inc., AT&T Wireless Services, Inc. and TL Acquisition Corp (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

3. TeleCorp PCS, Inc. Voting Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC and Thomas H. Sullivan (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

4. TeleCorp PCS, Inc. Voting Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC and Gerald T. Vento (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

5. TeleCorp PCS, Inc. Voting Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC and CTIHC, Inc. (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

6. TeleCorp PCS, Inc. Voting Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC and J.P. Morgan Partners (23A
     SBIC), LLC (f/k/a CB Capital Investors, L.P.) (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

7. TeleCorp PCS, Inc. Voting Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC, HCB Capital Fund, L.P. and Hoak Communications Partners, L.P. (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10,
     2001).

8. Amendment No. 1 to the Stockholders' Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC, Thomas H. Sullivan, Gerald T. Vento and each of the other stockholders party thereto (incorporated by reference to TeleCorp PCS, Inc. Amendment No. 2 to
     Schedule 13D filed by Gerald T. Vento and Thomas H. Sullivan (File No. 005-60045), filed with the SEC on October 12, 2001).

9. Purchase Agreement, dated as of November 8, 2001, between CTIHC, Inc. and Allison Collateral Trust.

10. Purchase Agreement, dated as of November 8, 2001, between CTIHC, Inc. and Zenith Strategic Income Trust.

11. Purchase Agreement, dated as of November 8, 2001, between CTIHC, Inc. and Loan Finance Investment Trust 98-1.

12. Amendment to Purchase Agreement, dated as of November 14, 2001, between CTIHC, Inc. and Loan Finance Investment Trust 98-1.

13. ISDA Master Agreement, dated as of November 14, 2001, between CTIHC, Inc. and First Union National Bank.

14. Schedule to the ISDA Master Agreement, dated as of November 14, 2001, between CTIHC, Inc. and First Union National Bank.

15. Variable Prepaid Forward Transaction Confirmation, dated as of November 16, 2001, between CTIHC, Inc. and First Union National Bank.

16. Pledge Agreement, dated as of November 14, 2001, between CTIHC, Inc. and First Union National Bank

17. Joint Filing Agreement, dated as of November 29, 2001, among CTIHC, Inc., CIHC, Incorporated and Conseco, Inc.






                                       2